September 26, 2011
VIA EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention: Erin Wilson
                  Pamela Howell

Re:	Bakers Footwear Group, Inc.
Form 10-K for the year ended January 29, 2011
Filed April 29, 2011
File No. 000-50563
Dear Ms. Wilson and Ms. Howell:
I am writing this letter on behalf of Bakers Footwear Group, Inc. (the “Company”) in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 14, 2011 regarding the above-referenced report filed by the Company (the “Letter”).
This letter sets forth each comment of the Staff in the comment letter and, following each comment, sets forth the Company’s response.
Form 10-K for Fiscal Year Ended January 29, 2011
1.	We partially reissue our comment in our letter dated June 29, 2009 pertaining to our review of your Form 10-K for fiscal year ended January 31, 2009. Exhibit 4.3 to the Form 8-K filed on February 4, 2008, re-filed as Exhibit 4.3 to the Form 10-Q filed on September 10, 2009 is missing Schedule A to Exhibit B. Also, we are unable to locate where Exhibit 10.1 to the Form 8-K filed on February 4, 2008 has been filed in its entirety. In this regard, we note your July 9, 2009 response that it will be filed with the company’s upcoming Form 10-Q for the quarterly period ended August 31, 2009. Please confirm that you will file these exhibits in their entirety with your next periodic report.

September 26, 2011

Response: The Company acknowledges the comments of the Staff. As our counsel discussed with Ms. Wilson on September 23, 2011, the two exhibits referred to were filed in their entirety. Specifically, the Letter references Exhibit 4.3 to the Company’s Form 10-Q filed on September 10, 2009. Originally, that exhibit was filed as Exhibit 4.3 to the Company’s Form 8-K filed on February 4, 2008. In response to a previous Staff comment, the Company refiled multiple exhibits in their entirety, including the subject exhibit as Exhibit 4.3 to the Company’s Form 10-Q filed on September 10, 2009. The refiled exhibit did include the full text of Schedule A to Exhibit B to the exhibit at issue.
The Letter also refers to Exhibit 10.1 to the Company’s Form 8-K filed on February 4, 2008. The Company confirms that Exhibit 10.1 to the Company’s Form 8-K filed on February 4, 2008, was originally filed in its entirety.
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The Company acknowledges that:
▪	It is responsible for the adequacy and accuracy of the disclosure in its filings;

▪	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filings; and

▪	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We expect this fully responds to the Staff’s comments. If you have any questions or comments concerning the above, or if you require additional information, please do not hesitate to contact me at (314) 621-0699, ext. 192. Alternatively, please feel free to contact our counsel by phone, contact information below, if you would like further clarification.

Sincerely,

/s/ Charles R. Daniel

Charles R. Daniel
Chief Financial Officer

cc:	Peter A. Edison Bakers Footwear Group, Inc.

William L. Cole Bryan Cave LLP 314-259-2711 wcole@bryancave.com